UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit A-C, 33/F

Tower A, Billion Center

1 Wang Kwong Road

Kowloon Bay

Hong Kong

(Address of principal executive office)

Registrant’s phone number, including area code

+(852) 2820-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Lion Group Holding Ltd. (Nasdaq: LGHL) (the “Company”), today announced to hold the Annual Shareholders’ Meeting on October 15, 2021.

The Company’s Annual Shareholders’ Meeting will be held on October 15, 2021, at 10:00 a.m. local time. The meeting will take place at Unit A-C, 33/F, Tower A, Billion Center, 1 Wang Kwong Road, Kowloon Bay, Hong Kong. The matters to be voted on at the meeting are set forth in the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission on September 14, 2021. Shareholders of record on September 10, 2021 will be eligible to vote at this meeting.

EXHIBIT INDEX

Exhibit 99.1	-	Notice of Annual General Meeting of Shareholders of Lion Group Holding Ltd. to be held on October 15, 2021 (the “2021 AGM”)
Exhibit 99.2	-	Form of Proxy for the 2021 AGM
Exhibit 99.3	-	Depositary’s Notice of 2021 AGM
Exhibit 99.4	-	Voting Instructions of American Depositary Shares for the 2021 AGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2021

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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